CONSULIER ENGINEERING, INC.
2391 Old Dixie Highway / Riviera Beach, FL 33404
Phone: (561) 842-2492 / Fax (561) 842-3237
November 18, 2008
Kathleen Collins, Accountant Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Consulier Engineering, Inc. (the “Company”) File No. 0-17756 Form 10-KSB for the Fiscal Year Ended December 31, 2007 Filed on April 15, 2008
Dear Ms. Collins:
     This letter responds to an oral comment made today by Kari Jin of the Division of Corporation Finance with respect to your letter dated September 8, 2008, and the Company’s response dated October 16, 2008.
     In accordance with the Staff’s September 8, 2008, comment letter and the oral comment made today, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, CONSULIER ENGINEERING, INC.
/s/ Alan R. Simon
Alan R. Simon, Secretary/Treasurer

cc: Kari Jin, Division of Corporation Finance